Filed by Carolina Power & Light Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company:  Carolina Power & Light Company
                                                   Commission File No. 001-03382



On April 3, 2000, Carolina Power & Light Company issued the following news release.
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Carolina Power & Light                24-Hour Media Line        [GRAPHIC of the
Corporate Communications              Tel 919 546-6189           word News
P.O. Box 1551                         Fax 919 546-6615           appears here]
Raleigh, N.C.  27602                  Internet www.cplc.com



[CP&L Logo]

CP&L ANNOUNCES NEW CORPORATE STRUCTURE, EXECUTIVES TO LEAD COMBINED CP&L / FLORIDA PROGRESS COMPANY

STRUCTURE DESIGNED TO CAPITALIZE ON HIGH-GROWTH GENERATION AND DISTRIBUTION MARKETS

RALEIGH, N.C. (APRIL 3, 2000) - Carolina Power and Light Company (CP&L) [NYSE:
CPL] today unveiled the organizational structure and leadership of the new company that will be formed as a result of the combination of CP&L and Florida Progress Corporation [NYSE: FPC] announced on August 23, 1999. The transaction is expected to close this fall.

The combined company will be one of the nation's 10 largest energy companies based on generating capacity with more than 18,500 megawatts. The new company will have a powerful presence in the Southeastern electric and natural gas markets, and will be dedicated to expanding the region's electric generation capacity and delivering reliable, competitively priced energy throughout its high-growth service area.

William Cavanaugh will lead the new company as its chairman, president and chief executive officer. Cavanaugh will also continue to serve as president and CEO of CP&L, the utility company serving North Carolina and South Carolina.

The combined company will be organized into five primary business units: Energy Ventures, Energy Supply, Energy Delivery, Florida Power and Gas & Energy Services. In addition, a Service Company will be formed to support the combined company.

Cavanaugh, CP&L's current chairman, president and CEO, said, "We will become the flagship energy company of the Southeast. With the combination, we have increased scale and resources, and we are making solid, strategic decisions to position ourselves as a leader in this industry.

"The new organizational structure recognizes the changing dynamics of our industry. We are aligning the new company with a strategy of growth, flexibility and entrepreneurial orientation. As deregulation gives way to increased competition, we believe that this leadership structure creates a focused management team that will best capitalize on our high-growth generation and distribution markets as well as successfully manage entrepreneurial ventures in new markets. I am confident that as a result of this combination and the management team that will lead the new company, we are securing a leadership position for the future," Cavanaugh said.

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Energy Ventures
---------------
Energy Ventures, a new business unit, will focus on growing the combined company's core energy business throughout the Southeast through new generation strategies and will manage all of the existing Electric Fuels Corporation (EFC) businesses. Tom D. Kilgore, currently CP&L's senior vice president for Power Operations, will serve as president of the Energy Ventures unit. Kilgore will continue to head Power Operations until Energy Ventures is launched and a new Power Operations executive is named.

Energy Supply
-------------
The Energy Supply unit will oversee generation operations in Florida, Georgia and the Carolinas. W.S. "Skip" Orser, currently executive vice president for Energy Supply at CP&L, will be president of the Energy Supply unit. The nuclear division, led by C.S. "Scotty" Hinnant, senior vice president, will oversee the company's nuclear plant operations and nuclear engineering. The head of Power Operations, who will manage fossil generation, energy trading and system planning and operations, is yet to be named.

Energy Delivery
-------------
The Energy Delivery unit will oversee transmission and distribution for the North Carolina and South Carolina service area and customer service for the combined company. Fred N. Day IV, currently senior vice president - Energy Delivery for CP&L, will be executive vice president of the Energy Delivery unit. This unit will be the energy delivery vehicle for CP&L, the utility serving 1.2 million electric customers in the Carolinas.

Florida Power
-------------
Florida Power serves approximately 1.3 million customers in Florida. Joe Richardson, current president of Florida Power Company, will be president of the Florida Power unit. Retail Sales & Services will become a department rather than a business unit and will report to Richardson. There will be retail employees in the Carolinas and Florida, preserving flexibility and skills to take advantage of emerging markets. Wayne Forehand will be senior vice president of Florida Power Energy Delivery and will report to Richardson.

Gas & Energy Services
---------------------
The Gas & Energy Services unit will oversee North Carolina Natural Gas (NCNG), which provides natural gas- and propane-related services to 178,000 residential, commercial and industrial customers in south-central and eastern North Carolina, and Strategic Resource Solutions (SRS), an integrated facility- and energy-management solutions company. The leader of the Gas & Energy Services unit is yet to be named.

Service Company
---------------
The Service Company will manage the combined company's corporate relations, information technology, administrative services, human resources, corporate communications and financial services. Robert B. McGehee, currently CP&L's executive vice president, general counsel, chief administrative officer and interim chief financial officer, will be president of the Service Company. McGehee will also serve as executive vice president and general counsel for the combined company. Senior officers of the Service Company will be William Johnson, executive vice president, Corporate Relations and general counsel; Carolyn Osborne, senior vice president - Information Technology; Bonnie Hancock, senior vice president - Finance; Cecil Goodnight, senior

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vice president - Administrative Services; and the executive vice president of
Financial Services and chief financial officer who is yet to be named.

CP&L has filed for approval to create a holding company. The legal name of the proposed holding company, CP&L Energy, will be re-named as part of an overall corporate branding initiative at closing.

Headquartered in Raleigh, N.C., CP&L provides electricity and energy services to
1.2 million customers in North Carolina and South Carolina and provides natural gas distribution and service, through its wholly owned NCNG subsidiary, to about 178,000 customers in eastern and southern North Carolina. The company owns and operates a system of 17 power plants in the Carolinas and Georgia. CP&L's diversified operations include application service providers (ASP) Interpath and statusgo.com, and Strategic Resource Solutions (SRS), an integrated facility and energy management solutions company. Additional information on CP&L can be found at http://www.cplc.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE HARBOR PROVISIONS OF THE SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. DISCUSSION OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM MANAGEMENT'S PROJECTIONS, FORECASTS, ESTIMATES AND EXPECTATIONS MAY INCLUDE FACTORS THAT ARE BEYOND THE COMPANIES' ABILITY TO CONTROL OR ESTIMATE PRECISELY, SUCH AS ESTIMATES OF FUTURE MARKET CONDITIONS, THE BEHAVIOR OF OTHER MARKET PARTICIPANTS AND THE ACTIONS OF FEDERAL AND STATE REGULATORS. OTHER FACTORS INCLUDE, BUT ARE NOT LIMITED TO, ACTIONS IN THE FINANCIAL MARKETS, WEATHER CONDITIONS, ECONOMIC CONDITIONS IN THE TWO COMPANIES' SERVICE AREAS, FLUCTUATIONS IN ENERGY-RELATED COMMODITY PRICES, CONVERSION ACTIVITY, OTHER MARKETING EFFORTS AND OTHER UNCERTAINTIES. OTHER RISK FACTORS ARE DETAILED FROM TIME TO TIME IN THE TWO COMPANIES' SEC REPORTS.

                                      # # #

CONTACT: CORPORATE COMMUNICATIONS 24-HOUR MEDIA LINE, 919-546-6189

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In connection with the share exchange between CP&L Energy and Florida Progress,
Carolina Power & Light and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary joint proxy statement/prospectus. CP&L Energy will file a Registration Statement on Form S-4 and Florida Progress will file a definitive proxy statement each of which will contain the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress in addition to other relevant documents concerning the share exchange with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting Carolina Power & Light and CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800)662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (BT11B), St. Petersburg, Florida 33733, telephone: (800)937-2640. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE SHARE EXCHANGE.

CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Carolina Power & Light with the SEC on March 6, 2000.

Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on March 6, 2000.